José Antonio González EVP of Finance (CFO) Cosmopolitan Tower, Mexico Exhibit 3

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of anti-trust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Significant accomplishments in 2015 despite FX headwinds EBITDA Margin 2,696 17.6% 2,636 18.7% -60 +1.1 p.p. Financial expense 1,334 1,151 -183 Change in working capital Avg. days 15 27 -291 20 -306 -7 FCF after total capex EBITDA to FCF conversion rate 210 7.8% 628 23.8% +418 +16.0 p.p. Total reported debt + perps 16,291 15,327 -964 FA leverage 5.2x 5.2x - Net Income -507 75 +582 2014 2015 Millions of USD YoY

Recover Investment Grade capital structure Financial Strategy Objective Reduce refinancing risk Lower financial cost Minimize dilution Delever Financial strategy designed to strengthen capital structure

Executing our strategy proactively Bank debt High yield notes Equity-linked Extended $3.8 B until 2020 Lowered interest rate Additional flexibility through revolver facility Refinanced $11.0 B in 2013–2015 Savings of $224 M in cash interest Addressed $1.7 B of convertibles due 2015–2016 Monetized ~$150 M of 2015 and 2016 CX capped calls Opportunities Progress

Debt reduction of $2.1 B in 2 years, despite relatively stable EBITDA -2.1 Total Debt Plus Perpetuals Variation ($ B) -1.1 - 0.8 - 0.5 - 0.3 0.5

Interest cost reduced by $272 M over last two years -47 Liability mgmt. -162 -63 Net Financial Expense ($ M)

CEMEX faces a very manageable debt maturity profile Avg. life of debt: 5.1 years Avg. cost: 5.9% Total reported debt + perpetuals as of December 31, 2015: $15.3 B ($ B) 0.4 3.3 2.5 1.4 1.5 1.9 1.0 2.0 0.4 0.6 1) Convertible Subordinated Notes include only the debt component of $1,474 M; total notional amount is about $1,563 M Bank debt Other debt Fixed income and perpetuals Convertibles(1) 0.4

Proactive implementation of financial strategy in 2016 Amend financial covenants in bank debt Delay tightening in financial leverage and coverage ratio limits by one year Increase financial flexibility Reduce refinancing risk/ lower cost $1.0 B 10-yr 7.75% Notes (upsized from $0.5 B) Increase average debt life by 0.4 yrs 11x oversubscribed, 62.5 bps tightening

March bond issuance improves maturity schedule Avg. life of debt: 5.7 years(1) Avg. cost: 5.7%(1) Total reported debt + perpetuals pro-forma(1) as of December 31, 2015: $15.0 B ($ B) 0.4 2.4 2.0 1.4 1.8 1.9 1.0 2.0 0.6 1) See annex 2) Convertible Subordinated Notes include only the debt component of $1,126 M; total notional amount is about $1,211 M Bank debt Other debt Fixed income and perpetuals Convertibles(2) 2016 new debt 0.4 1.0 3.25% Convertible 9.50% Notes 9.875% Notes Revolving Credit Facility 7.75% Notes

Effective debt currency mix based on financial strategy 83% USD 16% EUR 26% USD 36% MXN 17% LATAM 6% other $31.5 B 51% USD 14% MXN 5% LATAM 13% other $2.6 B 2015 15% EUR-like 17% EUR-like $15.3 B

USD cash interest expense and EBITDA generation relationship has improved 1) Includes U.S., Panama and Puerto Rico 2) Considering perpetual and convertible securities 3) Analysts’ consensus on USD generated EBITDA for 2016 USD Assets vs. USD Debt ($ B) USD EBITDA vs. Cash Interest Expense ($ B) USD assets(1) USD debt(2) E (3) USD cash int. exp.

2 year deleveraging building blocks

		Deleverage Contribution
EBITDA growth	Every +$200 M 1-year	~0.4x
FCF available to pay debt	$600 M$_{2015}$ + EBITDA growth	~0.3x
Recurring		
Addtl. measures		
Asset sales	$1.0 - $1.5 B 2-years	~0.2x
2018 Convertible Notes	$690 M	~0.2x

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What you should expect from us: Maintain ample liquidity and reduce refinancing risk Lower financial cost De-lever Continue strengthening capital structure

Annex Footnote from slide 10 On a pro-forma basis, giving effect to the following payments and transactions (including expected use of proceeds) as if they had occurred on 12-31-15: (a) payment with cash-in hand of US$352 M of 3.250% Convertible Subordinated Notes due 2016; (b), issuance of US$1 billion aggregate principal amount of 7.75% senior secured notes (“SSNs”) due 2026, the net proceeds of which are expected to be used to redeem and/or repurchase approximately (following outstanding amounts do not give effect to repurchases of these SSNs made by CEMEX after 01-01-16): (i) US$448 M aggregate outstanding principal amount of 9.50% SSNs due 2018, (ii) US$621 M aggregate outstanding principal amount of 9.875% SSNs due 2019 and (iii) €179 M aggregate outstanding principal amount of 9.875% SSNs due 2019; and (c) US$326 M drawn from the revolving tranche of the Facilities Agreement. This presentation is not and does not constitute an offer or a solicitation of an offer to purchase any of our securities in any transaction